June 15, 2015 VIA EDGAR AND FEDERAL EXPRESS United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

United States

Direct line +1 214 855 3906

mike.keeley@nortonrosefulbright.com

Tel +1 214 855 8000

Fax +1 214 855 8200

nortonrosefulbright.com

Attn:	Era Anagnosti Legal Branch Chief

Re:	First Financial Bankshares, Inc. Registration Statement on Form S-4 Filed May 12, 2015 File No. 333-204088

Dear Ms. Anagnosti:

On behalf of our client, First Financial Bankshares, Inc. (the “Company”), we have set forth below the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2015 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently filing an amendment to the Registration Statement on Form S-4 (the “Amendment”) via EDGAR, and six courtesy copies of the Amendment marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For ease of reference, each of the Staff’s comments is set forth in bold and italic type immediately before the corresponding response of the Company. Where indicated below, we have included proposed disclosure to be included in our future filings

Front Cover Page of Prospectus/Proxy Statement

1.	In the second paragraph of your disclosure, please revise your reference to the amount of the merger consideration being “subject to certain adjustments” to identify the bases for adjustment and the extent to which there are any limits on the amounts of the adjustments. Please also disclose that the amount of consideration to be paid for each share of stock of FBC Bancshares will not be determined until after the shareholders of FBC Bancshares have voted on the merger.

Response: In response to the Staff’s comment, the disclosure on the cover page of the Amendment has been revised.

Summary, Material U.S. Federal Income Tax Consequences of the Merger, page 6

2.	We note your statement on page 6 and page 46 that “Neither First Financial nor FBC has requested an opinion of counsel as to qualification of the merger as a reorganization under Section 368(a) of the Code.” Please revise your disclosure to

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

June 15, 2015

clarify the intended meaning of your statement given that a tax opinion, which is listed as Exhibit 8.1 to the registration statement, is required to be filed due to the material tax consequences of this transaction. Refer to Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on pages 6 and 46 of the Amendment has been revised.

3.	In the first paragraph following “U.S. Federal Income Tax Consequences of the Merger Generally” on page 46, please revise the disclosure to remove the improper qualification that the discussion “assumes that the merger … will qualify as a reorganization within the meaning of Section 368(a) of the Code.”

Response: In response to the Staff’s comment, the disclosure on page 46 of the Amendment has been revised.

Opinion of FBC’s Financial Advisor, page 28

4.	As required by Rule 1015 (b)(4) of Regulation M-A, please revise the second full paragraph on page 33 to disclose the actual compensation to be received by Vining Sparks.

Response: In response to the Staff’s comment, the disclosure on page 33 of the Amendment has been revised.

Opinion of Vining Sparks, Appendix B

5.	The limitation on reliance in the last paragraph on page B-2 of the fairness opinion appears inappropriate. Please revise accordingly.

Response: In response to the Staff’s comment, Vining Sparks has revised its fairness opinion. The revised fairness opinion is included in Appendix B to the Amendment.

If you have any questions, please do not hesitate to contact the undersigned at (214) 855-3906.

Very truly yours, /s/ Michael G. Keeley Michael G. Keeley

cc:	Jonathan Gottlieb, Staff Attorney, Securities and Exchange Commission

F. Scott Dueser, First Financial Bankshares, Inc.

J. Bruce Hildebrand, First Financial Bankshares, Inc.

Chet Fenimore, Esq., Fenimore Kay, Harrison & Ford LLP